FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2002

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE) S.A.
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [  ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JULY 18, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP ANNOUNCES SECOND QUARTER 2002
EARNINGS RELEASE DATE

BRUSSELS, Belgium, July 19, 2002 – Delhaize Group (Euronext Brussels: DELB; NYSE: DEG), the Belgian international food retailer, will release its second quarter 2002 earnings (ended June 30, 2002) on Thursday, August 1, 2002 at 8:00 a.m. CET. The press release will be available immediately after its publication on the Delhaize Group’s web site at www.delhaizegroup.com.

The Delhaize Group management team will be discussing the financial results for the second quarter 2002 during an investors’ conference call that will start at 03.00 p.m. CET (09.00 a.m. EST) on Thursday August 1, 2002. To participate in the conference call, please call + 44.20.8781.0577 (UK) or + 1.303.713.7929 (US) and ask for “Delhaize”.

The conference call will also be broadcast live over the internet on Thursday August 1, 2002 at 03.00 p.m. CET (09.00 a.m. EST) at www.delhaizegroup.com. An audio replay of this web cast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. EST) on August 1, 2002.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end the first quarter of 2002, Delhaize Group’s sales network consisted of 2,456 stores. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

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Certain statements contained in this press release and related statements by management may be deemed to be forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, including those described in Delhaize Group’s filings with the Securities and Exchange Commission. Delhaize Group undertakes no obligation to update this forward-looking information except as required by law.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	July 22, 2002	By:	/s/ Michael R. Waller

Michael R. Waller Senior Vice President

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